SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. 1)*

Aesthetic Medical International Holdings Group Limited

(Name of Issuer)

Ordinary shares, par value $0.001 per share

(Title of Class of Securities)

00809M104**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** No CUSIP number has been assigned to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”). CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Zhou Pengwu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,343,682(1)
	6	SHARED VOTING POWER 2,894,062(2)
	7	SOLE DISPOSITIVE POWER 19,343,682(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,237,744(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.4%(1)(2)(3)
12	TYPE OF REPORTING PERSON IN

(1)        Represents (i) 16,122,965 Ordinary Shares held by Seefar Global Holdings Limited, and (ii) 3,220,717 Ordinary Shares held by Pengai Hospital Management Corporation, each as further disclosed in Item 4.

(2)        Represents 2,894,062 Ordinary Shares held by Shengli Family Limited, the voting power attached to which shares cannot be exercised without the written consent of Dr. Zhou Pengwu, as further disclosed in Item 4. The Issuer established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among the Issuer, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under the Issuer’s share incentive plan. Upon satisfaction of the vesting conditions and request by the relevant grantees, Shengli Family Limited will transfer the Ordinary Shares underlying the exercised share options to the relevant grantees with the consent of the enforcer.

(3)        Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,793,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2020.

1	NAME OF REPORTING PERSON Seefar Global Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,122,965(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,122,965(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,122,965(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.8%(1)(2)
12	TYPE OF REPORTING PERSON CO

(1)        Represents 16,122,965 Ordinary Shares held by Seefar Global Holdings Limited, as further disclosed in Item 4.

(2)        Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,793,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2020.

1	NAME OF REPORTING PERSON Pengai Hospital Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,220,717(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,220,717(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,220,717(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%(1)(2)
12	TYPE OF REPORTING PERSON CO

(1)        Represents 3,220,717 Ordinary Shares held by Pengai Hospital Management Corporation, as further disclosed in Item 4.

(2)        Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,793,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2020.

1	NAME OF REPORTING PERSON Shengli Family Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,894,062(1)
	7	SOLE DISPOSITIVE POWER 2,894,062(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,062(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%(1)(2)
12	TYPE OF REPORTING PERSON CO

(1)        Represents 2,894,062 Ordinary Shares held by Shengli Family Limited, the voting power attached to which shares cannot be exercised without the written consent of Dr. Zhou Pengwu, as further disclosed in Item 4. The Issuer established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among the Issuer, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under the Issuer’s share incentive plan. Upon satisfaction of the vesting conditions and request by the relevant grantees, Shengli Family Limited will transfer the Ordinary Shares underlying the exercised share options to the relevant grantees with the consent of the enforcer.

(2)        Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,793,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2020.

ITEM 1.

(a)                      Name of Issuer:

Aesthetic Medical International Holdings Group Limited (the “Issuer”)

(b)                      Address of Issuer’s Principal Executive Offices:

1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052

ITEM 2.

(a)                      Name of Person Filing:

(i) Zhou Pengwu

(ii) Seefar Global Holdings Limited

(iii) Pengai Hospital Management Corporation

(iv) Shengli Family Limited (collectively, the “Reporting Persons”)

(b)                      Address of Principal Office:

1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052

(c)                       Citizenship:

Zhou Pengwu—People’s Republic of China

Each of Seefar Global Holdings Limited, Pengai Hospital Management Corporation and Shengli Family Limited—British Virgin Islands

(d)                      Title of Class of Securities:

Ordinary shares, par value $0.001 per share, of the Issuer (“Ordinary Shares”)

(e)                       CUSIP Number:

00809M104

No CUSIP number has been assigned to the Ordinary Shares. CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

ITEM 3.                            If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)                      ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)                      ☐         Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                       ☐         Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)                      ☐         Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)                       ☐         An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).(Post)

(f)                        ☐         An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)                       ☐         A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).(Principal)

(h)                      ☐         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)                          ☐         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)                         ☐         Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.                            Ownership

Reporting Person	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Zhou Pengwu	22,237,744	(2)	31.4	%(2)	31.4	%(2)	19,343,682	(3)(4)	2,894,062	(5)	19,343,682	(3)(4)	0
Seefar Global Holdings Limited(3)	16,122,965		22.8%		22.8%		16,122,965		0		16,122,965		0
Pengai Hospital Management Corporation(4)	3,220,717		4.5%		4.5%		3,220,717		0		3,220,717		0
Shengli Family Limited(5)	2,894,062		4.1%		4.1%		0		2,894,062		2,894,062		0

(1)                                 The percentage of class of securities beneficially owned by each Reporting Person is calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,793,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2020.

(2)                                 Represents (i) 16,122,965 Ordinary Shares held by Seefar Global Holdings Limited, as further disclosed in note (3) below; (ii) 3,220,717 Ordinary Shares held by Pengai Hospital Management Corporation, as further disclosed in note (4) below; and (iii) 2,894,062 Ordinary Shares held by Shengli Family Limited, as further disclosed in note (5) below.

(3)                                 Represents 16,122,965 Ordinary Shares held by Seefar Global Holdings Limited. Seefar Global Holdings Limited is a company incorporated in the British Virgin Islands, and is indirectly wholly owned by TMF (Cayman) Ltd., the trustee of the Wan Shengda Trust. The Wan Shengda Trust is a discretionary trust established by Dr. Zhou Pengwu as the settlor, and its beneficiaries are Dr. Zhou and his family members. Dr. Zhou Pengwu is entitled to exercise the voting and dispositive power over the Ordinary Shares held by Seefar Global Holdings Limited.

(4)                                 Represents 3,220,717 Ordinary Shares held by Pengai Hospital Management Corporation, which is owned by Dr. Zhou Pengwu and Ms. Ding Wenting as to 51.0% and 49.0%, respectively. Dr. Zhou Pengwu is the sole director of Pengai Hospital Management Corporation, and has the sole power to exercise the voting and dispositive power over all of the Ordinary Shares held by Pengai Hospital Management Corporation.

Dr. Zhou Pengwu and Ms. Ding Wenting are spouses. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the other member constituting such group. However, each of Dr. Zhou Pengwu and Ms. Ding Wenting expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by the other.

(5)                                 Represents 2,894,062 Ordinary Shares held by Shengli Family Limited, a company incorporated in the British Virgin Islands, and is controlled by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. The Issuer established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among the Issuer, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under the Issuer’s share incentive plan. Upon satisfaction of the vesting conditions and request by the relevant grantees, Shengli Family Limited will transfer the Ordinary Shares underlying the exercised share options to the relevant grantees with the consent of the enforcer. The voting rights attached to those Ordinary Shares held by Shengli Family Limited cannot be exercised without the written consent of Dr. Zhou Pengwu. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Zhou Pengwu may be deemed to have shared voting power over all of the Ordinary Shares beneficially owned by Shengli Family Limited.

ITEM 5.                            Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.                            Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.                            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.                            Identification and Classification of Members of the Group

Not applicable.

ITEM 9.                            Notice of Dissolution of the Group

Not applicable.

ITEM 10.                     Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

Zhou Pengwu

	By:	/s/ Zhou Pengwu

Seefar Global Holdings Limited

	By:	/s/ Zhou Pengwu
Name: Zhou Pengwu
Title: Director

Pengai Hospital Management Corporation

	By:	/s/ Zhou Pengwu
Name: Zhou Pengwu
Title: Director

Shengli Family Limited

	By:	/s/ Xu Zhijun
Name: Xu Zhijun
Title: Director

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description
A*	Joint Filing Agreement dated March 4, 2020, by and among the Reporting Persons

* Previously filed